CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 March 13, 2020


VIA EDGAR CORRESPONDENCE
------------------------

Jennifer Hardy
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


      Re:       First Trust Exchange-Traded Trust III (the "Trust")
                          File Nos. 333-176976; 811-22245
             --------------------------------------------------------

Dear Ms. Hardy:


      This letter responds to your comments, provided by telephone on March 11, 2020, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund III (the "Trust") with the staff of the Securities and Exchange Commission (the "Staff") on March 9, 2020 (the "Registration Statement"). The Registration Statement relates to the First Trust Horizon Managed Volatility Small/Mid ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - PRINCIPAL RISKS

      The Staff disagrees with the Fund's response to Comment 13 in the correspondence filed with the Commission on March 9, 2020 (the "Original Response Letter"). The Staff believes that risks should not be presented in alphabetical order and that the most significant risks should be presented first. The Staff notes that, in this case, "Authorized Participant Concentration Risk" and "Cyber Security Risk" are not the most significant risks for this Fund and asks the Fund to please revise.

RESPONSE TO COMMENT 1

      As the Fund noted in the Original Response Letter, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the current presentation of risks is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Staff guidance.

COMMENT 2 - PRINCIPAL RISKS

      The Staff reiterates Comment 16 in the Original Response Letter to please provide disclosure about liquidity risk and indicate that in stressed market conditions the market for the Fund's shares may become less liquid in response to deteriorating liquidity in the market for the Fund's underlying portfolio holdings, which could in turn lead to differences between the market price of the Fund's shares and their NAV. The Staff notes that the disclosure in "Premium/Discount Risk" does not address this risk and asks the Fund to please revise.

RESPONSE TO COMMENT 2

      In response to the Staff's comment, the following disclosure has been added to "Premium/Discount Risk":

      During stressed market conditions, the market for the Fund's shares may become less liquid in response to deteriorating liquidity in the market for the Fund's underlying portfolio holdings, which could in turn lead to differences between the market price of the Fund's shares and their net asset value.

COMMENT 3 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      Please disclose all of the information required by Item 9(b)(1) and Instructions 1-7 of this Item and please provide more detailed disclosure about the forecasting models and how they are used by the Sub-Advisor in determining when to buy and sell securities as required by Item 9(b)(2). Also, please provide more disclosure about the volatility strategy. The Staff notes that there should be more detail in Item 9 disclosure than in Item 4, which is a summary, and asks the Fund to please revise consistent with the requirements of Form N-1A.

RESPONSE TO COMMENT 3

      In response to the Staff's comment, the first sentence of the third paragraph in the section entitled "Additional Information on the Fund's Investment Objective and Strategies" has been revised to state:

            In determining which securities to buy or sell for the Fund's portfolio, the Sub-Advisor emphasizes small- and/or mid-capitalization companies that it believes will exhibit low future expected volatility by employing volatility forecasting models.

      Additionally, the following disclosure has been added to the section entitled "Additional Information on the Fund's Investment Objective and Strategies":

            The Fund has an investment strategy that may frequently involve buying and selling portfolio securities. High portfolio turnover may result in the Fund paying higher levels of transaction costs, including brokerage commissions, dealer mark-ups and other costs and may generate greater tax liabilities for shareholders. For temporary defensive purposes and during periods of high cash inflows or outflows, the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities, or it may hold cash.

      The Fund otherwise believes that the disclosure, as currently separated between Items 4 and 9, is compliant with the requirements of Form N-1A and is presented in a manner conducive to investor comprehension. The Fund notes that part C.3.(a) of the General Instructions to Form N-1A states that "information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus."

                                    ********

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                            Sincerely yours,

                                            CHAPMAN AND CUTLER LLP


                                            By: /s/ Morrison C. Warren
                                                -------------------------------
                                                    Morrison C. Warren